UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CADISTA HOLDINGS INC.

(Name of the Issuer)

Cadista Holdings Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Kamal Mandan, Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801
(410) 860-8500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rajiv Khanna, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3391

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☒	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$33,253,770	$3,865.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore or its affiliates (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,865.00
Form or Registration No.:	Schedule TO (File No. 005-86651)
Filing Party:	Jubilant Generics Inc.
Date Filed:	November 13, 2014

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to the tender offer (the “Offer”) by Jubilant Generics Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPH”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent,” and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL” or “Jubilant Life Sciences”)), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc., a Delaware corporation (“Cadista” or the “Company”), that are not already owned by Parent and its subsidiaries at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO by Purchaser, Parent, JPH and JLL with the Securities and Exchange Commission (the “SEC”) on November 13, 2014 (the “Schedule TO”). This Schedule 13E-3 is being filed by the Company, the issuer of the Shares. Parent, JPH, and Purchaser are collectively referred to herein as the “Purchaser Group.”

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 13, 2014 (the “Schedule 14D-9”). The information contained in Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, the Purchaser Group and JLL has been provided by such person and not by any other person.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

(b) Alternatives. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

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“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

(c) Reasons. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” “Item 4. The Solicitation or Recommendation—Forward Looking Statements and Financial Projections,” “Exhibit (a)(5)(iv)—Opinion of Cassel & Salpeter, Co., LLC” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(d) Effects. The information set forth in Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 7. Plans for Cadista after the Offer and Merger”

“Special Factors—Section 8. Conduct of Cadista’s Business if the Offer Is Not Completed”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

“The Tender Offer—Section 13. Certain Legal Matters”

“Schedule C – General Corporation Law of Delaware Section 262 Appraisal Rights.”

Fairness of the Transaction

(a) Fairness. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

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“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(b) Factors Considered in Determining Fairness. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” “Item 4. The Solicitation or Recommendation—Forward Looking Statements and Financial Projections,” “Exhibit (a)(5)(iv)— Opinion of Cassel & Salpeter, Co., LLC” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

(c) Approval of Security Holders. The information set forth in Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 12. Conditions to the Offer”

(d) Unaffiliated Representative. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“Introduction”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group Regarding Fairness of the Offer and the Merger”

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(e) Approval of Directors. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(f) Other Offers. Not applicable.

Reports, Opinions, Appraisals and Negotiations

(a)-(b) Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” Item 4. The Solicitation or Recommendation—Forward Looking Statements and Financial Projections,” “Exhibit (a)(5)(iv)—Opinion of Cassel & Salpeter, Co., LLC,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

(c) Availability of Documents. A copy of the Opinion of Cassel & Salpeter, Co., LLC referenced in the preceding paragraph is attached as an exhibit to Schedule 14D-9 and copies of the Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation” also referenced in the preceding paragraph are attached as exhibits to Schedule TO. All such documents will be made available for inspection and copying at the principal executive office of Cadista during its regular business hours by an interested holder of Shares or any representative thereof who has been so designated in writing.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

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Item 2. Subject Company Information

(a) Name and Address. The information set forth in Schedule 14D-9 under “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b) Securities. The information set forth in Schedule 14D-9 under “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Tender Offer—Section 6—Price Range of the Shares; Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“The Tender Offer—Section 6. Price Range of Shares; Dividends”

“The Tender Offer—Section 11. Dividends and Distributions”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of the Filing Person

(a) Name and Address. The filing person is the subject company. The information set forth in Schedule 14D-9 under “Item 1. Subject Company Information” is incorporated herein by reference.

(b) Business and Background of Entities. The filing person is the subject company and all persons specified in instruction C to Schedule 13E-3 are natural persons.

(c) Business and Background of Natural Persons. The information set forth in “Annex I—Information Relating to Directors and Executive Officers of the Company” attached hereto is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 6. Certain Effects of the Offer and the Merger”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares”

“The Tender Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”

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“The Tender Offer—Section 4. Withdrawal Rights”

“The Tender Offer—Section 5. Certain U.S. Federal Income Tax Considerations”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration.

“The Tender Offer—Section 12. Conditions to the Offer”

“The Tender Offer—Section 13. Certain Legal Matters”

(c) Different Terms. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights”

(d) Appraisal Rights. The information set forth in Schedule 14D-9 under “Item 8. Additional Information—Appraisal Rights” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“Schedule C— General Corporation Law of Delaware Section 262 Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” including the following sections of the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014 and filed with the SEC on June 27, 2014 (the “Annual Report”) referenced therein, which information is incorporated herein by reference: “Item 11—Executive Compensation,” “Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13—Certain Relationships and Related Transactions and Director Independence” and “Note 21—Related Party Transactions” to the Notes to the Consolidated Financial Statements of the Company included therein.

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(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 11. Related Party Transactions”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 10. Transactions and Arrangements concerning the Shares”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”

“Special Factors—Section 7—Effects of the Offer and the Merger”

“The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations”

(c) Plans.

(c)(1) The information set forth in Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 7. Plans for Cadista After the Offer and Merger”

“The Tender Offer—Section 9. Source and Amount of Funds”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

“The Tender Offer—Section 11. Dividends and Distributions”

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(c)(8) The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

(b) Alternatives. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

(c) Reasons. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” “Item 4. The Solicitation or Recommendation—Forward Looking Statements and Financial Projections,” “Exhibit (a)(5)(iv)—Opinion of Cassel & Salpeter, Co., LLC” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(d) Effects. The information set forth in Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

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“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 7. Plans for Cadista after the Offer and Merger”

“Special Factors—Section 8. Conduct of Cadista’s Business if the Offer Is Not Completed”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

“The Tender Offer—Section 13. Certain Legal Matters”

“Schedule C – General Corporation Law of Delaware Section 262 Appraisal Rights.”

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(b) Factors Considered in Determining Fairness. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” “Item 4. The Solicitation or Recommendation—Forward Looking Statements and Financial Projections,” “Exhibit (a)(5)(iv)— Opinion of Cassel & Salpeter, Co., LLC” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

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(c) Approval of Security Holders. The information set forth in Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 12. Conditions to the Offer”

(d) Unaffiliated Representative. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“Introduction”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group Regarding Fairness of the Offer and the Merger”

(e) Approval of Directors. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(b) Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” Item 4. The Solicitation or Recommendation—Forward Looking Statements and Financial Projections,” “Exhibit (a)(5)(iv)—Opinion of Cassel & Salpeter, Co., LLC,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

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“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

(c) Availability of Documents. A copy of the Opinion of Cassel & Salpeter, Co., LLC referenced in the preceding paragraph is attached as an exhibit to Schedule 14D-9 and copies of the Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation” also referenced in the preceding paragraph are attached as exhibits to Schedule TO. All such documents will be made available for inspection and copying at the principal executive office of Cadista during its regular business hours by an interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“The Tender Offer—Section 9. Source and Amount of Funds”

(b) Conditions. The information set forth in the Offer to Purchase under the following heading is herein incorporated by reference:

“The Tender Offer—Section 9. Source and Amount of Funds”

(c) Expenses. The information set forth in Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 14. Fees and Expenses” is herein incorporated by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“The Tender Offer-Section 9. Source and Amounts of Funds”

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Item 11. Interest in Securities of the Subject Company

(a)-(b) Ownership of Securities; Securities Transactions. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and Its Executive Officers, Directors and Affiliates” including “Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of the Annual Report referenced therein and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

“Schedule B—Security Ownership of Certain Beneficial Owners”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

(e) Recommendations of Others. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” and the information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

Item 13. Financial Statements Consideration

(a) Financial Information. The audited financial statements for the fiscal years ended March 31, 2014, 2013 and 2012, and other financial information contained in the Annual Report and the unaudited interim financial statements and other financial information for the Quarterly Period ended September 30, 2014 contained in the Company’s Quarterly Report on Form 10-Q for such Quarterly Period are incorporated herein by reference to “Item 4. The Solicitation or Recommendation—Forward Looking Financial Information and Financial Projections” in Schedule 14D-9 and the information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 7. Certain Information Concerning Cadista” is incorporated herein by reference.

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(b) Pro Forma Information. Pro forma financial information is not material to the Offer.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchaser under the following headings is herein incorporated by reference:

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

“The Tender Offer—Section 14. Fees and Expenses”

(b) Employees and Corporate Assets. The information set forth in Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15. Additional Information

(b) Not applicable.

(c) Other Material Information. The information set forth in Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase and the Letter of Transmittal is herein incorporated by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 13, 2014, including all exhibits thereto (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO).

(a)(1)(iv)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by Cadista Holdings Inc. with the SEC on November 13, 2014 (which is incorporated by reference as provided herein).

(a)(5)(i)	Proposal Letter to the Board from Jubilant Life Sciences, dated as of August 1, 2014 (incorporated by reference to Exhibit (a)(5)(i) of Schedule 14D-9).

(a)(5)(ii)	Committee Response Letter to Jubilant Life Sciences, dated as of October 15, 2014 (incorporated by reference to Exhibit (a)(5)(i) of Schedule 14D-9).

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(a)(5)(iii)	Letter from Jubilant Life Sciences to the Committee, dated as of October 16, 2014 (incorporated by reference to Exhibit (a)(5)(iii) of Schedule 14D-9).

(a)(5)(iv)	Opinion of Cassel & Salpeter, Co., LLC (incorporated by reference to Exhibit (a)(5)(iv) of Schedule 14D-9).

(a)(5)(v)	Excerpts from the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014 and filed with the SEC on June 27, 2014 (incorporated by reference to Item 4—Past Contacts, Transactions, Negotiations and Agreements of Schedule 14D-9).

(a)(5)(vi)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2014 (incorporated by reference as provided herein).

(b)	Credit Agreement, dated as of November 12, 2014, between Jubilant Generics Inc. and ICICI Bank Limited, New York Branch (incorporated by reference to Exhibit (b) of Schedule TO).

(c)(1)	Presentation of Willamette Management Associates, dated July 17, 2014 (incorporated by reference to Exhibit (c)(1) of the Schedule TO).

(c)(2)	Letter of Willamette Management Associates, dated October 24, 2014 (incorporated by reference to Exhibit (c)(2) of Schedule TO).

(c)(3)	Presentation of Willamette Management Associates, dated November 5, 2014 (incorporated by reference to Exhibit (c)(3) of Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule C to the Offer to Purchase).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

Cadista Holdings Inc.

By:	/s/ Kamal Mandan
Name: Kamal Mandan

Title: Chief Financial Officer

ANNEX I

Information Relating to Directors and Executive Officers of the Company

Set forth below are the names, ages (as of March 31, 2014) and positions and a brief account of the business experience of our Directors and executive officers.

Name	Age	Position

Scott Delaney	45	President/Chief Executive Officer and Director

Ward Barney	62	Chief Operating Officer

Kamal Mandan	52	Chief Financial Officer and Director

Frank C. Becker	78	Director

Arun Seth	62	Director

R. Sankaraiah	55	Director

Scott Delaney has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011. Mr. Delaney is also the President and Chief Executive Officer of the Company, a position he has held since April 2009. He has spent over 20 years in the pharmaceutical industry, working for companies such as: Eli Lilly and Company (May 1996 to July 1999), as Neuroscience Specialty Representative / District Sales Trainer); Johnson and Johnson (Ortho Biotech) (July 1999 to June 2000), as Senior Product Specialist / Regional Sales Trainer; HEB Grocery Company (May 2001 to January 2004 ), as Director of Rx Procurement and Business Development; and Teva Pharmaceuticals (January 2004 to July 2005), as National Sales Sr. Director – US Generics. From July 2005 until joining the Company in April 2009, he held the position of Vice President – Sales for URL Pharma Inc., a specialty pharmaceutical company based in Philadelphia, Pennsylvania. Mr. Delaney received a B.B.A. in Accounting from Baylor University and a M.B.A. from the University of Texas at Austin. Mr. Delaney is a citizen of the United States.

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Ward W. Barney is the Chief Operating Officer of the Company, a position he has held since December 2006. He received his B.S. in Electrical Engineering from California State University at Los Angeles. Mr. Barney has held numerous positions in Engineering, Operations and Product Development during his 35 years of pharmaceutical experience with the last 19 years spent at the Vice President of Operations or Chief Operating Officer level. From 1986 to 1999, Mr. Barney held several different positions at McGaw Laboratories, the last being Vice President of Drug Delivery and Vice President of Operations. He was Vice President Operations with Pharmaceutical Formulations Inc. from 1999 till October 2006. Mr. Barney is a citizen of the United States.

Kamal Mandan has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 4, 2012. Mr. Mandan is also the Chief Financial Officer of the Company, a position he has held since March 2006. He has over 23 years of broad financial experience, having worked in the engineering, chemical and pharmaceutical industries. He has worked for various Indian and German multinationals companies in India, Europe and the United States. For the last 14 years Mr. Mandan has been associated with Jubilant and its subsidiaries. Prior to joining Cadista in the United States., he worked in Belgium at one of the Jubilant group companies, Pharmaceuticals Services Inc., as Chief Financial Officer. Mr. Mandan worked as Manager Accounts in FAG Bearings, India from 1988 to 1994, Senior Manager Accounts with Anichem India Ltd from 1994 to 1996, Chief Accounts Manager at Gujarat Fluorochemicals Ltd from 1996 to 1999 and then with Jubilant as General Manager Accounts at their various manufacturing facilities. Mr. Mandan is a Chartered Accountant from India and is also a Certified Public Accountant. Mr. Mandan also previously served as an officer and/or director of other entities that are Jubilant affiliates. Mr. Mandan is a permanent resident of United States and is a citizen of India.

Frank C. Becker has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011. Mr. Becker is currently the President of Greenfield Chemical, Inc., a pharmaceutical consulting and sourcing company which he founded in January 1998. Mr. Becker has been a director of Neopharm, Inc., a company registered under the Securities Exchange Act of 1934, which is engaged in the research, development and commercialization of drugs for the treatment of various cancers and diseases. From 1998 to 2002, Mr. Becker served as President and Chief Operating Officer and was a member of the Board of Directors of Sicor Pharmaceuticals, a maker of injectable pharmaceuticals. Mr. Becker is a partner in Southport Marina Development LLC, a firm operating Southport Marina in Kenosha, Wisconsin. Prior to the foregoing relationships, Mr. Becker spent over 35 years at Abbott Laboratories, most recently as Vice President of Process Research and Chemical Manufacturing. Mr. Becker also serves on the Board of Directors of Regis Technologies, a provider of synthesis and separation services. Mr. Becker received his MBA in Finance from the University of Chicago and a B.S. Degree in chemical engineering from Purdue University. Mr. Becker is a citizen of the United States. Mr. Becker’s extensive experience in the pharmaceutical industry at both large and small companies and his senior management level positions led the Board to conclude that he would be a valued member of the Board. Although our Common Stock is not listed on any national securities exchange or inter-dealer quotation system that subjects us to director independence requirements, our Board has determined that Mr. Becker meets the standards of independence provided in the listing requirements of the NASDAQ Capital Market and SEC regulations. See “Item 13. Certain Relationships and Related Transactions, and Director Independence – Director Independence” of the Annual Report.

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Arun Seth has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since May 5, 2011.  Mr. Seth had served as the non-Executive Chairman of India operations at Alcatel-Lucent S.A. from July 2011 until May 2014.  Mr. Seth also served as the Non-Executive Chairman of BT India Pvt. Ltd. (“BT India”), a subsidiary of British Telecommunications plc. from December 2004 to July 2012.  From 1995 until becoming Non-Executive chairman in 2004, Mr. Seth held a variety of positions with BT India including serving as its initial managing director.  British Telecommunications plc. is a wholly owned subsidiary of BT Group plc., which is listed on the New York and London Stock Exchanges, and is a multinational telecommunications company.  Mr. Seth has been an independent director of Jubilant Foodworks Limited since October 5, 2009.  Jubilant Foodworks Limited is a food service company that operates a chain of Domino’s Pizza stores in India, has securities publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India and whose principal stockholders are Messrs. Shyam S. Bhartia and Hari Bhartia (and members of their immediate families and entities controlled by them) who are also Jubilant’s principal stockholders.  Mr. Seth also serves on the board of directors of the following companies:  Samtel Avionics Ltd making advanced avionics aircraft, Usha Breco Ltd (operating ropeways across India) and Centum Learning Ltd. (an Indian entity which provides learning and skill-building solutions aimed at impacting business productivity, through its learning and development specialists located in India).  He also is an elected member of the Board of Nasscom (India’s premier IT services association) and is a Trustee on Helpage India – India’s leading non- profit organization for the elderly. Mr. Seth is a citizen of India. Although our Common Stock is not listed on any national securities exchange or inter-dealer quotation system that subjects us to director independence requirements, our Board has determined that Mr. Seth meets the standards of independence provided in the listing requirements of the NASDAQ Capital Marker and SEC regulations. See “Item 13. Certain Relationships and Related Transactions, and Director Independence – Director Independence” of the Annual Report.

R. Sankaraiah has been a member of our Board of Directors and the Board of Directors of Cadista Pharmaceuticals since July 31, 2013. Mr. Sankaraiah, in addition to being a member of the Board of Directors, also serves as a member of the Audit Committee of the Company and has been designated by the Board as a “financial expert” in accordance with applicable SEC regulations. Mr. Sankaraiah was previously a director of the Company and Cadista Pharmaceuticals from June 2005 until his resignation on May 4, 2012. From the time of the formation of the Company’s Audit Committee in May 2011 until his resignation in May 2012, Mr. Sankaraiah was also on the Company’s Audit Committee and was designated by the Board as a “financial expert” in accordance with applicable SEC regulations. Mr. Sankaraiah is the Executive Director - Finance of Jubilant. He joined Jubilant on September 9, 2002. In the last two and a half decades, Mr. Sankaraiah has worked on a number of areas and his areas of interest and expertise include Financial Reporting Standards viz Indian GAAP, IFRS, US GAAP, etc., mergers & acquisitions, financial restructuring/engineering, taxation, legal, and secretarial. He has contributed to several national and international statutory/ professional bodies. He is a member of IFRS advisory council of IASB, SEBI committee on disclosures and accounting standards (SCODA), National Committee on Accounting Standards and Taxation of Confederation of Indian Industries (CII), CFO working group formed by Ministry of Corporate Affairs (MCA) to look into the issues related to Convergence of IGAAP with IFRS and Coalition on International Taxation, in India. He has also been a Government Nominee on the Central Council of Institute of Company Secretaries of India. Mr. Sankaraiah has been conferred with several prestigious awards like “The India CFO Award 2007- Excellence in Finance (Large Corporate)” in 2008 by IMA; “Best performing CFO in the Pharmaceutical Sector” in 2009 by CNBC TV 18; “Best CFO (FMCG, Health and retail Sector)”, in 2010 by ICAI and Best CFO in Pharmaceuticals & Healthcare space in 2011 all Asia Executive Team Survey by Institutional investor. Mr. Sankaraiah is also a prominent speaker and has been a key note speaker at various national and international conferences related to IFRS, Taxation, Mergers & Acquisition, Financial Instruments, and XBRL etc. Mr. Sankaraiah has co-authored 3 books covering subjects like the Revised Schedule VI, XBRL and cost accounting standards. Mr. Sankaraiah is a citizen of India.

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As indicated above, except for Mr. Seth, each of our directors has extensive management and operational experience in one or more facets of the pharmaceutical industry, including research, product development, clinical and regulatory affairs, manufacturing, sales, marketing, strategic planning and finance, providing our company with the leadership needed by a pharmaceutical company in all stages of its development. Mr. Seth’s senior level management experience, including serving as a director of companies in multiple industries, led the Board to conclude that he has the experience, qualifications, attributes and skills that would make him a valuable member of the Board.

Directors serve until the next annual meeting or until their successors are elected and qualified. Officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment.

Board Committees and Financial Expert

Our Board of Directors has no separate compensation and nominating committees, and therefore, our entire Board of Directors functions as such.

In May 2011 the Company appointed an Audit Committee comprised of Frank C. Becker, Arun Seth and R. Sankaraiah. Mr. Sankaraiah resigned as a director on May 4, 2012 but rejoined the Company’s Board of Directors and its Audit Committee on July 31, 2013. With respect to all periods after its formation, the Audit Committee is responsible for selecting the Company’s registered independent public accounting firm, approving the audit fee payable to the auditors, working with independent auditors and other corporate officials, reviewing the scope and results of the audit by, and the recommendations of, our independent auditors, approving the services provided by the auditors, reviewing our financial statements and reporting on the results of the audits to the Board, reviewing our financial controls and filings with the Securities and Exchange Commission (“SEC”); including meeting quarterly prior to the filing of our quarterly and annual reports containing financial statements filed with the SEC, and submitting to the Board its recommendations relating to our financial reporting, accounting practices and policies and financial, accounting and operational controls. Until the formation of the Company’s Audit Committee in May 2011, the Company’s entire Board of Directors functioned as its Audit Committee. Our Board has determined that Mr. Sankaraiah is a “financial expert” as provided in applicable SEC regulations. See “Item 13 Certain Relationships and Related Transactions, and Director Independence” of the Annual Report for a description of our Board’s assessment whether these directors are independent.

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Board’s Role in Risk Assessment

The Board as a whole engages in risk oversight as part of its functions. We face numerous risks identified in “Item 1A. Risk Factors” of the Annual Report, many of which are outside of our control. In addition, the Audit Committee reviews our insurance coverage and the Board and Audit Committee regularly monitors our liquidity position and operating expenses and reviews our capital funding needs. The Company believes the Board leadership structure effectively enables it to oversee risk management.

Shareholder Communications to the Board

Shareholders who wish to send communications to our Board of Directors may do so by sending them in care of our Secretary at Cadista Holdings Inc., 207 Kiley Drive, Salisbury, Maryland 21801. The envelope containing such communication must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication” or “Shareholder-Director Communication” or similar statement that clearly and unmistakably indicates the communication is intended for the Board. All such communications must clearly indicate the author as a shareholder and state whether the intended recipients are all members of the Board or just certain specified directors. Our Secretary will have the discretion to screen and not forward to Directors communications which the Secretary determines in his or her discretion are communications unrelated to our business or our governance, commercial solicitations, or communications that are offensive, obscene, or otherwise inappropriate. The Secretary will, however, compile all shareholder communications which are not forwarded and such communications will be available to any Director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission (the “SEC”) initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. The Company believes that all Section 16(a) filing requirements were met during its 2014 fiscal year.

Code of Ethics

The Company has adopted a code of ethics (the “Code”) for our principal executive officer, principal financial officer, principal accounting officer, controller, persons performing similar functions (the “Designated Officers”). In addition to the Designated Officers, the Code is applicable to all employees of the Company. The Company will provide a copy of our Code to any person, without charge, upon request to Cadista Holdings Inc., Attention: Kamal Mandan, 207 Kiley Drive, Salisbury, MD 21801, (410) 912-3705. A copy of the Code is also available on our website www.cadista.com, under the “Investors” section. If the Company makes any substantive amendments to the Code or grants any waiver, including any implicit waiver, from a provision of the Code to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K in accordance with applicable rules and regulations.

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